[Krispy Kreme Letterhead]

October 27, 2008

H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549

VIA OVERNIGHT MAIL AND EDGAR

Re:	Krispy Kreme Doughnuts, Inc. - Registration Statement
on Form S-3 (File No. 333-152944)

Dear Mr. Owings:

Krispy Kreme Doughnuts, Inc. (the “Company”) has received your letter dated September 8, 2008 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-3 (File No. 333-152944) filed by the Company with the Commission on August 11, 2008 (the “Registration Statement”).

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.  Unless otherwise indicated, all references to page numbers in the Company’s responses below refer to page numbers in Amendment No. 1 to the Registration Statement, which was filed with the Commission today.  In addition, accompanying an overnight copy of this letter is a marked copy of Amendment No. 1 to the Registration Statement reflecting the changes detailed below in response to your comments.

Incorporation of Certain Information by Reference, page 15

1.  Please revise your incorporated documents to include the Forms 8-K filed since the end of your fiscal year.  See Item 12(a)(2) of Form S-3.  In this regard, we note that you did not incorporate by reference the Forms 8-K filed on March 5, 2008, April 2, 2008 and April 15, 2008.

We have included a reference to the Forms 8-K filed on March 5, 2008, April 2, 2008 and April 15, 2008 on page 15 in response to the Staff’s comment.

Exhibits, page II-3

2.  Please incorporate by reference into the registration statement the warrant agreement between you and American Stock Transfer & Trust Company, dated as of March 2, 2007.  See Item 601(b)(4) of Regulation S-K.  We note that you filed this agreement as an exhibit to the Form 8-K filed on March 8, 2007.

We have included a reference to the warrant agreement between the Company and American Stock Transfer & Trust Company, dated as of March 2, 2007, on page II-3 and in the “Index to Exhibits” list in response to the Staff’s comment.

Undertakings, page II-4

3.  Please provide the undertakings required by Item 512(a)(5) of Regulation S-K.

We have included the undertakings required by Item 512(a)(5) of Regulation S-K on pages II-4 and II-5 in response to the Staff’s comment.

_________________________________

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (336) 703-6934.

Sincerely,

KRISPY KREME DOUGHNUTS, INC.

By: /s/ Douglas R. Muir
Douglas R. Muir
Chief Financial Officer

[Enclosures]

cc:	Gerald S. Tanenbaum
Michael A. Sherman
Christopher G. Spitler